INTELLIGROUP, INC. ADOPTS SHAREHOLDER RIGHTS PLAN

     EDISON, NEW JERSEY - November 6, 1998, Intelligroup, Inc. (NASDAQ: ITIG) announced today that its Board of Directors has adopted a Shareholder Rights Plan.

     The Rights Plan is designed to deter coercive or unfair takeover tactics and to ensure that the Company's shareholders receive fair and equal treatment in the event of an unsolicited attempt to acquire control of the Company. The Rights Plan was not adopted in response to any effort to acquire the Company of which the Board was aware and is similar to plans adopted by other companies to achieve the same purpose.

     The Rights Plan provides for the distribution to shareholders of one right for each share of Company common stock outstanding. When exercisable, each right will entitle shareholders to buy one one-hundredth of a newly issued share of the Company's Series A Participating Preferred Stock at an exercise price of $100.00. Each fractional share of Series A Participating Preferred Stock has terms designed to make it substantially the economic equivalent of one share of common stock.

     The Rights Plan provides, among other things, that upon the earlier of ten days after a public announcement that a person has become a beneficial owner of twenty percent or more of the voting power of all the Company's shares or ten business days after a person announces an offer to acquire Company shares that would give it twenty percent or more of the voting power, each right will become exercisable to purchase Series A Participating Preferred Stock.

     After the rights become exercisable, each right entitles the holder (other than the acquiror) to purchase Company common stock at a fifty percent discount. In addition, after the rights become exercisable, if the Company is acquired in a merger or other business combination, under certain circumstances, the rights will permit holders to purchase the common stock of the acquiror at a fifty percent discount.

     Shareholders of record as of the close of business on November 17, 1998 and thereafter will receive the Rights, although no separate certificates will be issued unless and until they detach and trade separately from the Common Stock as described above. The new rights will expire on November 17, 2008 and will be subject to redemption by the Board of Directors at $0.01 per right at any time prior to the first date upon which they become exercisable. The rights themselves have no voting power, nor will they entitle a holder to receive dividends.

About Intelligroup

     Intelligroup, Inc. is a global professional services firm that focuses on the rapid implementation of enterprise-wide business solutions. The Company's proven strengths are business process consulting, package implementation, client/server system integration and custom software development based on leading enterprise resource planning (ERP) applications from SAP, Oracle, PeopleSoft and Baan, as well as client/server and Internet technologies. Intelligroup's headquarters is located in Edison, New Jersey. Intelligroup has additional offices in the United States, United Kingdom, India, New Zealand, Australia and Japan. http:/www.intelligroup.com